EXHIBIT 14.1

WORLD HEALTH ALTERNATIVES, INC.

CODE OF BUSINESS CONDUCT

Integrity and ethics play a significant role in the way we conduct business at World Health Alternatives, Inc. (the “Company”). Operating with a strong sense of integrity is critical to maintaining trust and credibility with our clients, employees, and investors.

Our code embodies rules regarding individual and peer responsibilities, as well as responsibilities to our clients, employees, shareholders and the public. This Code includes:

•	Prohibiting conflicts of interest

•	Protecting the Company’s confidential and proprietary information and that of our clients and other business partners

•	Treating the Company’s employees, clients and competitors fairly

•	Protection and proper use of Company assets

•	Compliance with laws, rules and regulations (including insider trading laws)

•	Encouraging the reporting of any unlawful or unethical behavior

Overview of Business Ethics

The collection of policies and guidelines established in the Code of Business Conduct applies to all Company employees (including those of our subsidiaries) and members of our Board of Directors. We believe that long-term, trusting business relationships are built by being honest, open and fair. We promise to uphold the highest professional standards in all business operations. We also expect that those with whom we do business will adhere to the standards set by our Code of Business Conduct.

Outstanding employees are key to our success. Everyone is part of the Company team, and each of us deserves to be treated with dignity and respect. In addition, every employee is responsible for his/her own conduct. No one has the authority to make another employee violate our Code of Business Conduct, and any attempt to direct or otherwise influence someone else to commit a violation is unacceptable.

We require all those covered by this Code of Business Conduct to know and understand its terms. This Code states general principles and does not supersede the specific policies and procedures set forth in the Company’s Administrative Policies and Procedures handbook or in separate specific policy statements, including those concerning trading in the Company’s stock.

The fundamental principle that underlies the way we do business is sound judgment. An understanding of our legal and ethical parameters enhances that judgment. We have a responsibility to pay constant attention to all legal boundaries and to comply with all applicable laws and regulations in all of our operations. For everyone at the Company, this means following the spirit of the law and doing the right, ethical thing even when the law is not specific.

Although we realize that no two situations are alike, we aim for consistency and balance when encountering ethical issues. It is essential that we all remain watchful for possible infringements of our business ethics. Employees who have questions regarding business conduct or possible violations should contact their manager or the Company’s legal counsel.

Conflicts of Interest

A conflict of interest occurs when an individual’s private interest interferes, or appears to interfere, in any way with the Company’s interests, or when the private interest creates the appearance of impropriety. Employees are expected to make or participate in business decisions and actions in the course of their employment with us based on the best interests of the Company as a whole, and not based on personal relationships or benefits. Conflicts of interest can compromise employees’ business ethics so employees are expected to apply sound judgment to avoid conflicts of interest that could negatively affect our business.

Employees should avoid any relationship that would cause a conflict of interest with their duties and responsibilities at the Company. Employees are expected to disclose to senior management any situations that may involve inappropriate or improper conflicts of interests affecting them personally or affecting other employees or those with whom we do business. Waivers of conflicts of interest involving executive officers require the approval of the Board of Directors or an appropriate committee.

Members of our Board of Directors have a special responsibility because they are prominent individuals with substantial other responsibilities. To avoid conflicts of interest, Directors are expected to disclose to their fellow Directors any personal interest they may have in a transaction upon which the Board passes and to recuse themselves from participation in any decision in which there is a conflict between their personal interests and the interest of the Company.

It is not possible to list all potential conflicts of interest. Set forth below, however, is specific guidance for some potential conflicts of interest that require special attention. Ultimately, it is the responsibility of each individual to avoid any situation that could appear to be a conflict of interest. Employees are urged to discuss any potential conflicts of interest with their manager or the Company’s legal counsel.

Interest in Other Businesses: Our employees and members of their immediate families must avoid any direct or indirect financial relationship with other businesses that could cause divided loyalty. Our employees must receive written permission from senior management before beginning any employment, business, or consulting relationship with another company.

Outside Directorships: The Company encourages its employees to be active in industry and civic associations, including membership on other companies’ boards of directors. Employees who serve on outside boards of directors of a profit making organization are required, prior to acceptance, to obtain written approval. Approval for employees who are at the vice president level or above must be obtained from the President. Approval for all other employees must be obtained from senior management. As a rule, employees may not accept a position as an outside director of any current or likely competitor of the Company. Furthermore, in the absence of an overriding benefit to the Company and a procedure to avoid any financial conflict (such as refusal of compensation and recusal from involvement in the other company’s relationship with us), approval is likely to be denied where our employee either directly or through people in his or her chain of command has responsibility to influence or implement our business relationship with the other company.

We may at any time rescind prior approvals in order to avoid a conflict or appearance of a conflict of interest for any reason deemed to be in the best interests of the Company. In addition, we may periodically conduct an inquiry of employees to determine the status of their membership on outside boards.

Payments, Gifts and Entertainment: All Company employees should pay for and receive only that which is proper. Our employees should not make or receive payments, gifts or promises to influence another’s acts or decisions. Employees shall not receive payments of any kind from our clients or other employees and must observe all government restrictions on gifts and entertainment. Advertising novelties, favors, and entertainment are allowed when the following conditions are met:

•	They are consistent with our business practices

•	They do not violate any applicable law, such as state and federal procurement laws and regulations

•	They are of limited value ($50.00 or less)

•	Public disclosure of the gratuity would not embarrass us

Industry Associations: Membership on a board of an industry association generally does not present financial conflicts of interest. However, employees should be sensitive to possible conflicts with our business interests if, for instance, the association takes a position adverse to our interests or those of clients.

Corporate Opportunities

Employees and Directors are prohibited from competing with the Company, taking for themselves opportunities that arise through the use of corporate property, information or position, and from using corporate property, information or position for personal gain.

Special Ethics Obligations for Employees With Financial Reporting Responsibilities

As a public company, it is of critical importance that our filings with the Securities and Exchange Commission be accurate and timely. Depending on their position with us, employees may be called upon to provide information to assure that the Company’s public reports are complete, fair and comprehensible. The Company expects all of its personnel to take this responsibility seriously and to provide prompt and accurate answers to inquiries related to the Company’s public disclosure requirements.

Senior Financial Officers have a special responsibility for promoting integrity throughout the organization, with responsibilities to stakeholders both inside and outside of the Company. The Chief Executive Officer, the President and all financial department personnel have a special role requiring them to adhere to these principles themselves and to ensure that a culture exists throughout the company as a whole that ensures the fair and timely reporting of our financial results and condition.

Because of this special role, the Chief Executive Officer, the President and all members of our finance department are bound by the following Financial Officer Code of Ethics. By accepting the Code of Business Conduct, each agrees that he or she will:

•	Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

•	Provide information that is accurate, complete, objective, relevant, timely and comprehensible to ensure full, fair, accurate, timely, and comprehensible disclosure in public communications and in reports and documents that we file with, or submit to, government agencies.

•	Ensure that all records fairly and accurately reflect the transactions or occurrences to which they relate and are supported by accurate documentation in reasonable detail.

•	Not conceal information from the internal auditors or the independent auditors.

•	Comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.

•	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated.

•	Respect the confidentiality of information acquired in the course of one’s work except when authorized or otherwise legally obligated to disclose such information.

•	Share knowledge and maintain skills important and relevant to the Company’s needs.

•	Proactively promote and be an example of ethical behavior as a responsible partner among peers, in the work environment and the community.

•	Achieve responsible use of all assets and resources.

•	Promptly report to the Chairman of the Audit Committee any conduct that the individual believes to be a violation of law or business ethics, including any transaction or relationship that reasonably could be expected to give rise to such a conflict.

Violations of this Financial Officer Code of Ethics, including failures to report potential violations by others, will be viewed as a severe disciplinary matter that may result in termination of employment. It is against Company policy to retaliate against any employee for good faith reporting of violations of this Code.

Confidential and Proprietary Information

Confidential and proprietary information is defined as information that was developed, created, compiled, discovered by or on behalf of the Company, or that became known by or was conveyed to the company, that has commercial value in our business or that we do not want publicly disclosed. It includes but is not limited to trade secrets, client lists and requirements, client contacts, employee information, business plans and strategies, marketing, pricing, employee compensation terms, and other financial data concerning any of the foregoing or the Company and its operations generally. Each employee is obligated to respect and protect the confidentiality of all such information and to comply with the following requirements:

•	Confidential information should be received and disclosed only under the auspices of a written agreement

•	Confidential information should be disclosed only to those Company employees who need to access it to perform their jobs

•	Confidential information of a third party should not be used or copied by any employee except as permitted by the third-party owner

•	Unsolicited third-party confidential information should be refused or, if inadvertently received by a Company employee, returned unopened to the third party or transferred to the Company’s legal counsel for appropriate disposition

•	Employees must refrain from using any confidential information belonging to any former employers (with the exception of any such information acquired by the Company), and such information must never be brought to the Company or provided to other employees.

Protection and Use of Company Property

All employees should protect the Company’s assets and ensure their proper and efficient use. Company assets may only be used for legitimate business purposes. Theft, carelessness and waste directly impact the Company’s profitability. Any suspected incidents of fraud, theft or damage should be reported to management.

Compliance With Laws, Regulations and Corporate Policies

Violation of governing laws and regulations is both unethical and subjects us to significant risk in the form of fines, penalties and damaged reputation. Each employee is expected to comply with applicable laws, regulations and corporate policies.

Insider Trading

Employees are prohibited from trading in securities of a company while in possession of material, non-public information regarding that company. Such conduct is illegal and unethical. It is also improper to “tip” or pass along inside information to any other person who might make an investment decision based on that information or pass along the information further. Besides being considered a form of insider trading, tipping is also a serious breach of corporate confidentiality. For this reason, employees should be careful to avoid discussing sensitive information in any place (for instance, at lunch, on public transportation, in elevators) where others may hear such information.

Compliance With Antitrust Laws

Any contact with a competitor presents issues under the antitrust laws. Generally, agreements among competitors relating to prices, to the division of markets by territory or customer, or to not doing business with a particular customer are illegal. Consequently, all Company employees should avoid any such contact relating to the business of the Company or the competitor without first obtaining the approval of senior management or the Company’s legal counsel.

Political Contributions

No Company assets, including employees’ work time, use of Company premises, use of Company equipment, or direct monetary payments, may be contributed to any political candidate, political action committee, political party, or ballot measure without the permission of senior management. Of course, employees may participate in any political activities of their choice on an individual basis, with their own money and on their own time.

Discrimination and Harassment

We are committed to providing equal opportunity in all aspects of employment. Harassing, discriminatory or abusive conduct in any form, including derogatory comments based on race, ethnicity or gender, is unacceptable. Employees should report such conduct in accordance with the procedures set forth in the Company’s Administrative Policies and Procedures handbook.

Privacy

The Company has established guidelines for the collection, use and disclosure of personal data and information. All Company operations, activities and functions that collect, use, receive, or distribute personal data must adhere to this policy. Moreover, all electronic and physical resources, whether owned or leased by the Company, and the messages, files, data, software or other information stored or transmitted on them are, and remain at all times, the property of the Company. The Company reserves the right to inspect, review, and disclose the contents of these items.

Use of Electronic Mail and Internet Services

The Company’s electronic mail and internet services should be used only for work-related activities. Employees are prohibited from accessing, sending or downloading any information that could be insulting or offensive to others, such as sexually explicit material or racial or ethnic slurs. Because voicemail, internet communications and other computer-based information are the Company’s property, there is no right of privacy in them. Furthermore, the Company reserves the right to access and disclose this information for any appropriate purpose.

Safety

We are all responsible for maintaining a safe workplace that is free from hazards. All accidents, incidents or injuries should be reported to management immediately. Employees may not be under the influence of any substance that could prevent them from performing their work activities safely and effectively. Threats or acts of violence are prohibited.

Waivers of the Code of Business Conduct

Any waivers of this Code for executive officers or directors can be made only by the Board of Directors or a committee of the Board and must be disclosed promptly as required by law or stock exchange regulation.

Reporting of Unethical Conduct

Employees are encouraged to talk to senior management or the Company’s legal counsel to report violations of laws, rules, regulations or this Code, or if they are in doubt as to the appropriate course of action in a particular situation. We prohibit retaliatory action against any employee who reports a possible violation in good faith.

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